EXHIBIT 99.10

Notice to LSE and ASX

Rio Tinto signs Heads of Agreement to sell its interest in Grasberg

12 July 2018

Rio Tinto, PT Indonesia Asahan Aluminium (Persero) (Inalum), and Freeport McMoran Inc. (FCX) have signed a non-binding agreement in relation to the future ownership of the Grasberg mine in Indonesia. The Heads of Agreement details the proposed principal terms for the sale of Rio Tinto’s entire interest in Grasberg to Inalum, Indonesia’s state mining company, for $3.5 billion. Separately, the agreement sets out a proposed transaction between FCX and Inalum for the latter to buy an additional stake in Grasberg as well as additional terms relating to the future ownership and operation of Grasberg.

All parties have committed to work towards agreeing and signing binding agreements before the end of the second half of 2018. Given the terms that remain to be agreed, there is no certainty that a transaction will be completed. Any final agreements will be subject to approval by the necessary government regulators and authorities.

Notes to editors

The Grasberg mine in Indonesia is currently owned by FCX, who hold a 90.64 per cent interest, and the Government of Indonesia, who own the remaining 9.36 per cent. In line with a participation agreement signed on 11 October 1996, Rio Tinto currently has a right to 40 per cent of production above a pre agreed level and 40 per cent of all production after 2022. In 2017 the Grasberg mine produced 468kt and Rio Tinto’s share of mined copper was 5.7kt.

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